# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSACT TECHNOLOGIES INC, CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common Stock, par value $0.01 par value
Address of issuer's principal executive offices: One Hamden Center, 2319 WHITNEY AVENUE, SUITE 3B, Hamden, Connecticut (CT), 06518
Date of event which requires filing of this statement: 09/02/2025
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, B. Riley Financial, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- B. Riley Financial, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 600,010; sole dispositive power 0; shared dispositive power 600,010; aggregate amount beneficially owned 600,010 (5.9% of the class)
  Comment: Percent of class is calculated based on 10,092,326 shares of common stock, par value $0.01 (the "Common Stock"), of TransAct Technologies, Inc. (the "Issuer") outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on August 12, 2025 (the "10-Q").
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (5% of the class)
  Comment: Percent of class is calculated based on 10,092,326 shares of Common Stock of the Issuer outstanding as of July 31, 2025, as reported by the Issuer in the 10-Q.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 100,010; shared voting power 0; sole dispositive power 100,010; shared dispositive power 0; aggregate amount beneficially owned 100,010 (1% of the class)
  Comment: Percent of class is calculated based on 10,092,326 shares of Common Stock of the Issuer outstanding as of July 31, 2025, as reported by the Issuer in the 10-Q.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 600,010; sole dispositive power 0; shared dispositive power 600,010; aggregate amount beneficially owned 600,010 (5.9% of the class)
  Comment: Percent of class is calculated based on 10,092,326 shares of Common Stock of the Issuer outstanding as of July 31, 2025, as reported by the Issuer in the 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value
Name of issuer: TRANSACT TECHNOLOGIES INC
Address of issuer's principal executive offices: One Hamden Center, 2319 WHITNEY AVENUE, SUITE 3B, Hamden, Connecticut (CT), 06518
Comment: This Amendment No. 6 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 6, 2022, as amended by Amendment No. 1 filed with the SEC on April 14, 2022, as amended by Amendment No. 2 filed with the SEC on May 13, 2022, as amended by Amendment No. 3 filed with the SEC on October 11, 2022, as amended by Amendment No. 4 filed with the SEC on November 14, 2024, and as amended by Amendment No. 5 filed with the SEC on April 2, 2025 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransAct Technologies, Inc., a Delaware corporation (the "Issuer" or "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
1. B. Riley Financial, Inc. ("BRF");
2. B. Riley Securities, Inc. ("BRS");
3. BRH Investments, LLC ("BRFI"); and
4. Bryant R. Riley
Residence or business address: 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.
Present principal occupation or employment:
The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF's knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

The principal business of BRS is serving as a broker dealer.

The principal business of BRFI is investing in securities.

Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware, United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1. As of the date hereof, BRFI beneficially owned directly 500,000 shares of Common Stock, representing 5.0% of the Issuer's Common Stock. BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFI.

2. As of the date hereof, BRS beneficially owned directly 100,010 shares of Common Stock, representing 1.0% of the Issuer's Common Stock. BRF may be deemed to indirectly beneficially own the Shares held by BRS.

3. Bryant R. Riley may beneficially own 600,010 shares of Common Stock, representing 5.9% of the Issuer's Common Stock outstanding and held directly by BRFI and BRS in the manner specified in paragraphs (1) and (2) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI and BRS except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except for the transactions described in Schedule B of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors of B. Riley Financial, Inc.

Schedule B Transactions within the Past 60 Days of BRF Investments, LLC

## Signatures
- B. Riley Financial, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (09/03/2025)
- BRF Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (09/03/2025)
- B. Riley Securities, Inc.: /s/ Andrew Moore, Andrew Moore/Co-Chief Executive Officer (09/03/2025)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (09/03/2025)